AVALON CAPITAL, INC.
                               34 Chambers Street
                              Princeton, NJ 08542





                                                     February 4, 2000


Dear Shareholder:

         Avalon Capital, Inc. (the "Company") annually offers to repurchase a percentage of its issued and outstanding stock (the "Shares"). This is a fundamental policy that cannot be changed except with the approval of the Company's shareholders. We are enclosing the Company's Offer to Purchase ("Offer") 43,150 Shares at the net asset value ("NAV") per share determined on February 29, 2000

         Before you decide whether to tender any or all of your shares in this repurchase offer, you should read the enclosed information carefully. In particular, shareholders of small lots of shares (i.e. less than 10) who do not wish to keep their shares and/or who do not intend to add to their investment in the Company, may wish to take advantage of this opportunity to sell their shares back to the Company at net asset value. If you decide to participate in this repurchase offer, please complete the enclosed Letter of Transmittal (the "Letter") or contact your broker, dealer, or nominee to effect the tender for you.

         THE LETTER OF TRANSMITTAL AND ALL NECESSARY DOCUMENTS MUST BE COMPLETED, SIGNED AND RECEIVED IN GOOD ORDER BY AMERICAN DATA SERVICES, INC. ("ADS") NO LATER THAN 4:00 P.M. (EASTERN TIME) ON TUESDAY, FEBRUARY 29, 2000.

         If you have any questions about the enclosed material, please contact ADS at (516) 951-0500 x103. Thank you for your continued interest in Avalon Capital, Inc.


                                   Sincerely,



                                  Avalon Capital, Inc.